

Mail Stop 3720

July 27, 2007

Gary E. Henry
President and Chief Executive Officer
Metro One Telecommunications, Inc.
11200 Murray Scholls Place
Beaverton, Oregon 97007

> **Re: Metro One Telecommunications, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 6, 2007**
> **File No. 333-144400**

Dear Mr. Henry:

We have limited our review of your Form S-3 to consideration of your disclosure concerning the convertible securities transactions and related matters and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the resale of 1,235,955 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you should withdraw the current registration statement, file a new registration statement for the resale offering at

the time of each conversion of notes, include a fixed price at which the security holders will sell the securities and identify the selling security holders as underwriters in the filing.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Prospectus Summary

2.   Please disclose the total dollar value of the common stock underlying the preferred stock and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities as of a recent date).

Recent Developments, page 2

Liquidity and Capital Resources

3.   Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the June 5, 2007 transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please disclose the net proceeds to the issuer from the sale of the preferred stock, convertible notes, and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the preferred stock, convertible notes, and warrants.

4.   Please provide tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the June 5, 2007;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment three, above;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred stock, convertible notes, and warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments six and seven, below.

Further, please provide disclosure – as a percentage – of the total amount of all possible payments, as disclosed in response to comment four, and the total possible discount to the market price of the shares underlying the preferred stock, convertible notes, and warrants, as disclosed in response to comment six, below, divided by the net proceeds to the issuer from the sale of the preferred stock, convertible notes, and warrants, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

The Selling Shareholders and Other Principal Shareholders, page 11

5.   Tell us in your response letter whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, your prospectus also should state, if true, that such seller purchased in the ordinary course of business.

6.   Please provide tabular disclosure of:

   - the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the preferred stock, convertible notes, and warrants, presented in a table with the following information disclosed separately:

      - the market price per share of the securities underlying the preferred stock, convertible notes, and warrants on the date of the prospectus;

      - the conversion/exercise price per share of the underlying securities on the date of the sale of the preferred stock, convertible notes, and warrants, calculated as follows:

         - if the conversion/exercise price per share is set at a fixed price, use the price per share established in the preferred stock, convertible notes, and warrants; and

         - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of this prospectus and determine the conversion/exercise price per share as of that date;

      - the total possible shares underlying the preferred stock, convertible notes, and warrants (assuming no interest payments and complete conversion throughout the term of the notes);

- the combined market price of the total number of shares underlying the preferred stock, convertible notes, and warrants, calculated by using the market price per share on the date of the prospectus and the total possible shares underlying the preferred stock, convertible notes, and warrants;

- the total possible shares the selling shareholders may receive and the combined conversion/exercise price of the total number of shares underlying the preferred stock, convertible notes, and warrants calculated by using the conversion/exercise price on the date of the prospectus and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the prospectus, calculated by subtracting the total conversion/exercise price on the date of the prospectus from the combined market price of the total number of shares underlying the preferred stock, convertible notes, and warrants on that date.

If there are provisions in the preferred stock, convertible notes, and warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

7. Please provide tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  - the market price per share of the underlying securities on the date of the prospectus;

  - the conversion/exercise price per share as of the date of the sale prospectus, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the prospectus and determine the conversion price per share as of that date;

  - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

  - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the prospectus and the total possible shares to be received;

  - the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the prospectus and the total possible number of underlying shares; and

  - the total possible discount to the market price as of the date of the prospectus, calculated by subtracting the total conversion/exercise price on the date of the prospectus from the combined market price of the total number of underlying shares on that date.

8.   Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

9.   Please provide disclosure in a tabular format comparing:

- the number of shares outstanding prior to the June 5, 2007 transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

10.   Please disclose the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

    - the date on which each such selling shareholder entered into that short position; and

    - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the June 5, 2007 transactions and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transactions, before the filing or after the filing of the registration statement, etc.).

11.   Please disclose the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible securities; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible securities.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Plan of Distribution, page 12

12. We note your disclosure in this section. Please be advised that, if a selling stockholder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you will need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit to your registration statement.

Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD.

Description of Capital Stock, page 13

13. We note the reference to the "initial conversion price" and "then-applicable conversion rate" with respect to the convertible preferred stock. Please confirm through clarifying disclosure that the anti-dilution provisions discussed on page 16 are the only possible adjustments to the conversion price.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Neal H. Brockmeyer, Esq.
        Heller Ehrman LLP
        (213) 614-1868